JOINT PRESS RELEASE

Assicurazioni Generali S.p.A. (“AG”), Intesa Sanpaolo S.p.A. (“IS”) and Mediobanca S.p.A. (“MB” and together with AG and IS, the “Italian Shareholders”) inform that on the date hereof have entered into an amendment agreement with Telefónica S.A. (“TEF”) with respect to the shareholders agreement concerning Telco S.p.A. (“Telco”) for the purposes, among others, of the recapitalization and the refinancing of the company (the “Agreement”).

The Agreement, which will be published in abstract in accordance with the applicable laws and will be deposited with the Companies Register, provides for:

1)	a first phase, to be executed on the date hereof; and

2)	a second phase, to be executed subject to the obtainment by TEF of all the authorizations of the competent telecommunication and antitrust authorities.

The expiration date of the shareholders agreement remains unchanged as of 28th February 2015.

FIRST PHASE

A.	Share capital increase of Telco S.p.A.

On the date hereof, TEF will subscribe a share capital increase of Telco, for an overall amount of Euro 324 million, to be paid in cash, on the basis of an evaluation of the shareholding in Telecom Italia owned by Telco equal to Euro 1.09 per share.

For the purposes of such share capital increase, the company will issue exclusively Class C share without voting rights, which may be converted by TEF – subject to the conditions indicated under paragraph D. below – in voting shares, belonging to the same class of shares already owned by TEF (Class B shares).

Telco will use the proceeds arising from the share capital increase in order to immediately reimburse, for the same amount, the financial debt that will be due in November 2013.

The outstanding bank debt of Telco will be entirely refinanced up to maximum Euro 700 million by Mediobanca and Intesa Sanpaolo in the same portion, through a new loan at market conditions.

Following the entire subscription of the share capital increase by TEF, the share capital of Telco will be allocated as follows:

Shareholders	% share capital	% voting share capital
Generali Group	19.32%	30.6% represented by Class A shares
Intesa Sanpaolo	7.34%	11.6% represented by Class A shares
Mediobanca	7.34%	11.6% represented by Class A shares
TEF	66.00%	46.2% represented by Class B shares

Until the possible conversion of the non voting shares subscribed by TEF into voting shares, the governance rights of each of the parties will remain unchanged, as currently in force.

B.	Acquisition of a portion of the bonds owned by the shareholders

Simultaneously with the execution of the share capital increase, TEF will purchase, at their par value, from the Italian Shareholders – pro quota – a portion of the bonds issued by Telco, therefore the quota of the bonds owned by TEF after the acquisition will be equal to 70% of the entire amount, while the remaining 30% will be allocated among AG (17%), IS (6.5%) and MB (6.5%).

The consideration will be represented by ordinary shares of TEF (owned by the same TEF), listed at the stock exchange of Madrid, with an evaluation of Euro 10.86 per share. Such shares will be transferrable on the market, within certain agreed daily limits and after the expiration of a lock‐up period of 15 days.

SECOND PHASE

C.	Further capital increase of Telco

TEF has undertaken to subscribe another capital increase of Telco, to be paid in cash, for an overall amount of Euro 117 million, by issuing shares without voting rights (Classe C shares) and subject to the terms and conditions of the first capital increase referred to under paragrapgh A. above.

Following the execution of this second capital increase, conditional upon the obtaining by TE of all regulatory and anti‐trust authorizations, TEF’s shareholding in Telco will reach up to 70% of the capital, without amending the governance.

D.	Conversion of Class C shares and governancee

Starting from 1° January 2014, conditional upon the obtaining by TE of all regulatory and anti‐ trust authorizations (including those in Brazil and Argentina), TEF shall have the right to convert, also in more tranches up to a shareholding of 64.9% of the voting capital of the company ‐ the Class C shares, without voting right, into Class B shares with voting right.

In case TEF’s shareholding ‐ as a consequence of the conversion ‐ exceeds the 50% of the voting rights, Telco’s and Telecom Italia’s governance shall be amended as follows:

(i)	as far as Telco is concerned:

‐	the board of directors shall continue to be composed by 10 members,

‐	the Italian Shareholders shall appoint 5 directors and TEF the remaining 5;

‐	the quorum of the shareholders’ meeting set forth in the by‐laws currently in force shall not be amended;

(ii)           as far as modalities for the filing of the list for the appointment of the directors of Telecom Italia, the parties agreed that number of directors to be appointed shall not be lower than 13 and that, excluding the directors to be appointed by the minority shareholders’ list, the Italian Shareholders shall have the possibility to indicate the first 2 names of the list, while the remaining directors shall be indicated half by the Italian Shareholders and half by TEF.

E.	Call Option

Starting from 1 January 2014, TEF shall have the right (Call Option) to purchase in cash all Telco’s shares owned by the Italian Shareholders, against a purchase price to be determined on the basis of the evaluation of Telco’s shares in Telecom Italia at the higher of (i) Euro 1.10 (one point ten) and (ii) the average closing price of the TI’s shares registered on the Milan stock exchange during the 30 (thirty) trading days preceding the exercise of the Call Option.

The exercise of the Call Option shall be conditional upon the obtaining by TEF of all regulatory and anti‐trust authorizations.

In case of exercise of the Call Option, TEF shall be obliged to purchase, at a nominal value, all the outstanding bonds issued by Telco and owned by the Italian Shareholders against a purchase price to be paid 50% (fifty per cent) in cash and , at TEF’s discretion, 50% (fifty per cent) in cash and/or TEF’s shares, on the basis of the same terms set forth under paragraph B. above.

F.	Demerger

Each of Telco’s shareholders will maintain the right to have Telecom Italia’s shares attributed directly, thus withdrawing from the shareholders agreement, by the demerger of Telco, to be requested during a first window between 15 and 30 June 2014 and a second window between 1° and 15 February 2015.

Consistently with the shareholders agreement currently in force, also the demerger shall be conditional upon the obtaining of all regulatory and anti‐trust authorizations.

Milan 24 September 2013